SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000

FAX: (213) 687-5600

www.skadden.com

BY EDGAR Division of Corporation Finance Office of Life Sciences Securities and Exchange Commission 100 F St., N.E. Washington, D.C. 20549 Attn: Christie Wong Mary Mast Margaret Schwartz Jeffrey Gabor	July 22, 2021

FIRM/AFFILIATE

OFFICES

——————

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

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BEIJING

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

Re:	Dole plc

Amendment No. 1 to Registration Statement on Form F-1

Filed July 19, 2021

File No. 333-257621

On behalf of Dole plc (the “Company”), we hereby submit this letter setting forth the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2021 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-1, publicly filed via the EDGAR system of the Commission (“EDGAR”) on July 19, 2021.

Concurrently with the submission of this letter, the Company is publicly filing, via EDGAR, Amendment No. 2 to the Registration Statement on Form F-1 (the “Revised Registration Statement”) in response to the Staff’s comments. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Securities and Exchange Commission

July 22, 2021

Amendment No. 1 to Registration Statement on Form F-1, Filed July 19, 2021

Dilution, page 81

1.

Please define “adjusted net tangible book value”. Please provide us a calculation of adjusted net tangible book value and adjusted net tangible book value per share and clarify in the filing how the amount is calculated. You indicated that the adjusted net tangible book value is equal to tangible assets less total liabilities. It appears that you should also exclude the redeemable noncontrolling interests. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the calculation of adjusted net tangible book value and adjusted net tangible book value per share, as well as the definitions of those measures on page 81 of the Revised Registration Statement. The Company’s calculation of adjusted net tangible book value represents net tangible book value calculated based on combined Total Produce and DFC Holdings historical net tangible book value, after giving effect to the Transactions, calculated from the first three columns of the Company’s Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2021 included in this prospectus, as presented below.

Total Assets	4,932,655
Less: Goodwill & Intangibles	(1,108,889)
Less: Liabilities	(3,955,026)
Less: Redeemable NCI	(31,218)
Adjusted net tangible book value	(162,478)

Per share	(2.40)

2.

In addition, please disclose the number of outstanding common shares used to calculate the adjusted tangible book value per share and pro forma tangible book value per share information, respectively. If you used the same number of shares in both calculations, please tell us why that is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Revised Registration Statement to include the number of outstanding shares used to calculate the adjusted tangible book value per share and pro forma tangible book value per share information, which differ for both calculations as defined on page 81 of the Revised Registration Statement.

Principal and Selling Shareholders, page 208

3.

Please revise footnote 1 to the table on page 208 to identify the natural person or persons who have voting and/or investment control of the shares held by Balkan Investment Co. and related parties, including, as applicable, disclosing whether such entities are affiliated with any of your directors or officers.

Securities and Exchange Commission

July 22, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 210 of the Revised Registration Statement.

Condensed Consolidated Financial Statements, page F-2

4.	Please revise, at a minimum, pages F-2 through F-8 and pages F-29 through F-35, to clarify the financial statements relate to Total Produce plc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-2 through F-26 and pages F-29 through F-35 of the Revised Registration Statement.

Exhibits

5.

Please have counsel revise the legality opinion filed as Exhibit 5.1 to (i) opine on the legality of the shares to be sold by selling shareholders and (ii) remove the assumptions in Sections 3.4, 3.8, 3.9 and 3.11 as those sections appear to assume legal conclusions underlying counsel’s opinion. Refer to II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, counsel has revised the legality opinion filed as Exhibit 5.1 to the Revised Registration Statement.

Please direct any questions regarding the Company’s responses or Registration Statement to me at (213) 687-5122 or michelle.gasaway@skadden.com.

Very truly yours,

/s/ P. Michelle Gasaway

P. Michelle Gasaway, Esq.

cc:	Rory Byrne

Dole plc

cc:	David C. Eisman

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Hong

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Marc D. Jaffe

Latham & Watkins LLP

cc:	Ian D. Schuman

Latham & Watkins LLP

cc:	Adam J. Gelardi

Latham & Watkins LLP